CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED

MARCH 31, 2016

NOTICE OF NO AUDITOR REVIEW

The accompanying unaudited condensed interim financial statements of Renaissance Oil Corp. have been prepared by and are the responsibility of the Company’s management.

In accordance with National Instrument 51-102, the Company discloses that its independent auditor has not performed a review of these condensed interim consolidated financial statements.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

(Unaudited)

	Note	March 31, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents		$7,050,902	$9,330,223
Restricted cash	3	26,396,057	28,130,053
Accounts receivable		437,763	407,288
Prepaid expenses		50,033	40,112
		33,934,755	37,907,676

Investment in associate	5	729,538	764,012
Equipment		3,634	4,097
Total assets		$34,667,927	$38,675,785

Liabilities
Current liabilities
Trade and other payables		$308,695	$883,330
Loan payable	4	25,974,000	27,613,580
		26,282,695	28,496,910
Equity
Share capital	6	16,579,367	16,579,367
Reserves	6	6,669,349	6,563,004
Cumulative translation adjustment		422,536	474,313
Deficit		(15,286,020)	(13,437,809)
Total equity		8,385,232	10,178,875
Total liabilities and equity		$34,667,927	$38,675,785

Nature of operations and going concern (Note 1)

Subsequent events (Note 7)

Approved by the Board of Directors:

“Craig Steinke”	Director

“Ian Telfer”	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

	Note	2016	2015

Expenses
Resource property evaluation		$628,577	$549,302
Advisory and consulting	8	211,716	160,742
Marketing and travel		203,856	120,834
Share-based compensation	6(c)	106,345	49,217
Professional fees		33,439	20,381
General and administrative		22,635	19,538
Regulatory and filing		9,965	4,060
Depreciation		463	644
		(1,216,996)	(924,718)

Other Items
Equity loss on investment in associate	5	(34,474)	(29,305)
Finance income		16,679	13,197
Foreign exchange gain (loss)		661	(10,052)
Finance expense		(614,081)	-
		(631,215)	(26,160)

Net loss for the period		$(1,848,211)	$(950,878)

Other Comprehensive Income
Translation adjustment		(51,777)	-
Comprehensive loss for the period		$(1,899,988)	$(950,878)

Basic and diluted loss per common share for the period		$(0.01)	$(0.02)

Weighted average number of common shares outstanding – basic and diluted		159,781,469	47,153,469

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Consolidated Statements of Changes in Equity

Three months ended March 31, 2015 and 2014

(Expressed in Canadian dollars)

(Unaudited)

		Common Shares			Cumulative translation		Total
	Note	Shares issued	Amount	Reserves	adjustment	Deficit	equity

At December 31, 2015		159,781,469	$16,579,367	$6,563,004	$474,313	$(13,437.809)	$10,178,875
Share-based compensation	6(c)	-	-	106,345	-	-	106,345
Net loss		-	-	-	-	(1,848,211)	(1,848,211)
Translation adjustment		-	-	-	(51,777)	-	(51,777)
At March 31, 2016		159,781,469	$16,579,367	$6,669,349	$422,536	$(15,286,020)	8,385,232

		Common Shares			Cumulative translation		Total
	Note	Shares issued	Amount	Reserves	adjustment	Deficit	equity

At December 31, 2014		47,153,469	$8,793,371	$1,494,648	$-	$(5,193,029)	$5,094,990
Share-based compensation	6(c)	-	-	49,217	-	--	49,217
Net loss		-	-	-	-	(950,878)	(950,878)
At March 31, 2015		47,153,469	$8,793,371	$1,543,865	$-	$(6,143,907)	$4,193,329

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Condensed Interim Statement of Cash Flows

Year ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

(Unaudited)

	Note	2016	2015

Operating activities
Net loss		$(1,848,211)	$(950,878)
Adjusted for:
Depreciation		463	644
Share-based compensation	6(c)	106,345	49,217
Amortization of financing costs	4	66,420	-
Loss on investment in associate	5	34,474	29,305
Changes in non-cash working capital items:
Accounts receivable		(73,511)	(37,988)
Prepaid expenses		(10,605)	(696)
Trade and other payables		(555,296)	56,674
Cash used in operating activities		(2,279,921)	(853,722)

Effect of exchange rate changes on cash		(1,733,396)	-
Net decrease in cash and cash equivalents and restricted cash		(4,013,317)	(853,722)
Cash and cash equivalents and restricted cash, beginning of period		37,460,276	4,168,687
Cash and cash equivalents and restricted cash, end of period		$33,446,959	$3,314,965

No interest or taxes were paid during the three months ended March 31, 2016 or 2015.

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Renaissance Oil Corp. (“Renaissance” or “Company”) (formerly San Antonio Ventures Inc.) was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia). The Company is listed on the TSX Venture Exchange under the symbol “ROE”.

On September 3, 2014, R2 Energy Ltd. (“R2”) completed a reverse takeover (“RTO”) of San Antonio Ventures Inc. “San Antonio” whereby R2 shareholders were issued one post-consolidation common share of the continuing entity, Renaissance Oil Corp. (“Renaissance” or “the Company”) for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis. A total of 4,741,250 common shares were issued pursuant to the RTO on the acquisition of San Antonio.

R2 was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011 and changed its name to R2 Energy Ltd. on November 21, 2011.  R2 began its operations in 2012.

The Company has two legal subsidiaries: 100% owned R2 and 100% owned Renaissance Oil Corp. S.A. de C.V., which was incorporated in Mexico on December 15, 2014.  In addition, the Company has a 40% interest in Montero Energy Corporation S.L, a private company incorporated in Spain on December 26, 2011.

The registered office of the Company is 2200-885 West Georgia Street, Vancouver, British Columbia and the Company’s head office is located at 3123-595 Burrard Street, Vancouver, British Columbia. The Company’s focus is the acquisition, exploration and development of oil and gas properties. The Company has not generated revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Mexico, with its present principal focus being the investigation of gas and oil land prospects in Mexico.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company had a net loss of $1,848,211 and a comprehensive loss of $1,899,988 and negative cash flows from operations of $2,279,921 for the three months ended March 31, 2016, and had an accumulated deficit of $15,286,020 as at March 31, 2016. The Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future. These conditions indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption. These unaudited condensed interim consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. These adjustments could be material.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on May 26, 2016.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (continued)

(b)

Basis of Measurement

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting.

(c)

Adoption of New Accounting Standards and Amendments

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company adopted these standards as of January 1, 2016, and determined their impact not to be significant.

(d)

Future Accounting Standards and Amendments Effective After March 31, 2016

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2018. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Leases

In January 2016, the IASB issued IFRS 16 "Leases", which replaces IAS 17 Leases. IFRS 16 applies to lessees, requiring the recognition of assets and liabilities for most leases and eliminates the distinction between operating and financing leases. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will assess the effect of this future pronouncement on its financial statements.

3.

RESTRICTED CASH

On November 19, 2015, the Company entered into a credit agreement with Sprott Resource Lending Partnership, pursuant to which the Company has been provided with a US$20,000,000 senior secured term loan facility (the "Facility"). In consideration for the structuring and syndication of the Facility, the Company issued an aggregate of 738,000 common shares. The Facility matures on May 31, 2016, and bears interest at a rate of 6.0% per annum.

Restricted cash of $26,396,057 is comprised of a senior secured term loan facility of $25,974,000 (US$20,000,000) held in escrow until satisfactory release conditions are met. In addition, $422,057 (US$325,000) is held in deposits to satisfy issued standby letters of credit.

During the three months ended March 31, 2016, the maturity date of the Facility was extended from February 29, 2016, to May 31, 2016, at a cost of US$100,000.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

4.

LOAN PAYABLE

	Balance March 31, 2016	Balance December 31, 2015

Term loan facility	$27,613,580	$27,680,000
Deferred financing costs	66,420	(66,420)
Foreign exchange	(1,706,000)	-
Total loan payable	$25,974,000	$27,613,580

As at March 31, 2016, loan payable of $25,974,000 (December 31, 2015: $27,613,580) was outstanding with respect to the Facility (Note 3).

5.

INVESTMENT IN ASSOCIATE

On April 4, 2014, SA Minera Catalano Aragonesa (“SAMCA”), a Spanish company, subscribed for shares representing 60% of the shares of R2’s subsidiary, Montero, in consideration for EUR 1,100,000, which reduced R2’s interest in Montero to 40% and resulted in a loss of control of Montero by the Company. As a result, after April 4, 2014, the Company no longer consolidates the assets, liabilities and results of operations of Montero. The Company retains significant influence over its investment in Montero through its 40% shareholding.

The following table summarizes the change in investment in associate for the three months ended March 31, 2016:

Balance, December 31, 2014	$883,977
Equity loss in associate	(29,305)
Balance, March 31, 2015	854,672
Equity loss in associate	(90,660)
Balance, December 31, 2015	764,012
Equity loss in associate	(34,474)
Balance, March 31, 2016	$729,538

Summary of financial information of Montero (on a 100% basis):

	March 31, 2016	December 31, 2015
ASSETS	$	$
Cash	1,421,266	1,548,584
Accounts receivable	26,459	23,955
Restricted cash	301,729	306,916
Fixed assets	2,032	2,066
Total assets	1,751,485	1,881,522

Accounts payable	12,692	27,289
Total liabilities	(12,692)	(27,289)

	March 31, 2016	March 31, 2015
	$	$
Operating expenses	86,185	73,263
Loss and comprehensive loss	86,185	73,263

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

6.

EQUITY

(a)

Authorized

Unlimited number of common shares with no par value

Unlimited number of preferred shares with no par value

(b)

Issued and fully paid common shares

As at March 31, 2016, there were 159,781,469 common shares issued and outstanding.

(c)

Share options

The Company has established a “rolling” share option plan (the “Plan”).  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and the term of any option granted under the Plan may not exceed ten years.  The exercise price of each option shall not be less than the market price of the Company’s common shares at the date of grant.  Each option vesting period is determined on a grant by grant basis.

A summary of changes in share options is presented below:

	Outstanding	Weighted average exercise price
Balance, December 31, 2014	3,901,000	$0.28
Granted	11,075,000	0.27
Balance, December 31, 2015	14,976,000	0.27
Granted	1,000,000	0.27
Balance, March 31, 2016	15,976,000	$0.27

During the three months ended March 31, 2016, 1,000,000 share options were granted to a director of the Company with an exercise price of $0.27, exercisable until January 15, 2026. Using the Black-Scholes option pricing model, the grant date fair value was $106,090, or $.11 per option.

       The following assumptions were used for the Black-Scholes valuation of the share options granted during the three months ended March 31, 2016:

	2016	2015

Risk-free interest rate	1.56%	-
Expected life	10 years	-
Annualized volatility	65.00%	-
Forfeiture rate	0.00%	-
Dividend rate	0.00%	-

During the three months ended March 31, 2016, share-based compensation of $106,345 (March 31, 2015: $49,217) was recorded.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

6.

EQUITY (continued)

(c)

Share options (continued)

Share options outstanding as at March 31, 2016, are as follows:

Outstanding	Exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

200,000	200,000	$0.27	November 30, 2016	0.7
250,000	250,000	0.30	January 16, 2017	0.8
250,000	250,000	0.30	February 28, 2017	0.9
400,000	400,000	0.27	February 28, 2017	0.9
946,000	946,000	0.25	April 13, 2017	1.0
200,000	200,000	0.25	July 2, 2018	2.3
1,855,000	1,855,000	0.30	July 31, 2024	8.3
400,000	400,000	0.30	August 28, 2024	8.4
25,000	16,666	0.30	May 12, 2025	9.1
10,450,000	10,450,000	0.27	November 20, 2025	9.6
1,000,000	1,000,000	0.27	January 15, 2026	9.8
15,976,000	15,967,666	$0.27		8.3

(d)

Warrants

 A summary of changes in share purchase warrants is presented below:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2014	19,166,666	$0.50
Issued	106,890,000	0.20
Balance, December 31, 2015 and March 31, 2016	126,056,666	$0.25

No warrants were issued during the three months ended March 31, 2016 or 2015.

The following table summarizes information about the warrants outstanding and exercisable at March 31, 2016:

Warrants outstanding & exercisable	Weighted average exercise price	Expiry Date	Weighted average remaining contractual life (years)

19,166,666	$0.50	July 31, 2019	3.3
106,890,000	0.20	October 6, 2020	4.5
126,056,666	$0.25		4.3

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

7.

EXPLORATION AND EVALUATION ASSETS

Mexico Properties

Subsequent to March 31, 2016, the Company announced that it had executed twenty five year license contracts with the Comisión Nacional de Hidrocarburos (the "CNH") for the Mundo Nuevo, Topén and Malva blocks, located in Chiapas, Mexico which were awarded to the Company in the December 2015 "mature fields" auction. The Company has now entered into a ninety day transition period where the operations of these permits, collectively producing approximately 700 Bbls/day, will be transferred from Petróleos Mexicanos to the Company.

The Company also announced it has entered into three surety bond agreements with a global financial company in aggregate of approximately US$8,000,000, as required by the CNH, towards the guarantee of performance of the minimum work programs. Successfully securing the surety bonds, from a third party, allows the Company to meet the financial requirements to execute the license contracts without committing the Company's capital or the requirement of additional equity financing.

Fame Property, Clinton, British Columbia

Pursuant to an option agreement dated September 27, 2010, the Company holds an undivided 100% interest in eleven mineral claims situated in Clinton B.C and is not subject to any royalties, back-in rights, payments or other agreements or encumbrances.

During the year ended December 31, 2015, the Company determined expenditures on further exploration and evaluation of mineral resources on the Fame Property was not budgeted nor planned in the foreseeable future and as such recognized an impairment for the full value of $434,619 in the consolidated statement of loss and comprehensive loss.

Subsequent to March 31, 2016, the Fame Property was sold for gross proceeds of $500.

8.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its key management personnel, directors and entities which are directly or indirectly, controlled by, or significantly influenced by key management personnel or directors.  During the normal course of operations, the Company enters into transactions with related parties for goods and services which are measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

During the three months ended March 31, 2016, the Company incurred management fees and rent of $74,792 (March 31, 2015: $68,018) payable to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at March 31, 2016, $2,440 (December 31, 2015: $12,109) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

During the three months ended March 31, 2016, consulting fees of $30,000 (March 31, 2015: $30,000) were paid to a company of which a director of the Company is an officer.

The key management personnel of the Company are comprised of executives of the Company and members of its board of directors. Key management personnel compensation for the three months ended March 31, 2016, including share-based compensation, was $216,882 (March 31, 2015: $104,018).

These transactions occurred in the normal course of business operations and are for management services and office rent provided to the Company which are measured at fair value.

9.

COMMITMENTS AND CONTINGENCIES

As at March 31, 2016, the Company had no commitments or contingencies.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

10.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable.

Fair Value Measurement

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety. As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations.  The Company’s exposure to credit risk includes cash and accounts receivable. The Company reduces its credit risk on cash and cash equivalents by maintaining its bank accounts at large international financial institutions. Accounts receivable consists mainly of amounts due from the Canadian and Mexican governments relating to input tax credits. As such, Management has concluded that the Company has no significant credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. No amounts are past due and no allowance for doubtful accounts have been recorded by the Company.

Liquidity Risk

Cash and cash equivalents is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian and Mexican governments. At March 31, 2016, the Company has cash and cash equivalents and restricted cash of $33,446,959 to settle current liabilities of $26,282,695 and had working capital of $7,652,060.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

10.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure (continued)

Market Risk

The only significant market risk to which the Company is exposed is interest rate cash flow risk. The Company’s cash earns interest at variable rates.  The fair value is unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to short-term rate fluctuations.

Commodity Price Risk

Although the Company is an exploration company, it is subject to price risk from fluctuations in market prices of natural resource commodities since its future profitability is dependent on the market price of these commodities. The prices of commodities are affected by numerous factors beyond the Company’s control. Fluctuations in the commodities’ prices could result in future commercial production that is uneconomical to the Company. Therefore, management regularly monitors natural resource commodity prices to determine the appropriate course of action to be taken by the Company.

Currency Risk

The Company’s reporting currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada, and US dollar and Mexican peso bank accounts in Mexico. The Company is subject to gains and losses from fluctuations in the US dollar and Mexican peso against the Canadian dollar.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

11.

SEGMENT INFORMATION

The Company operates in 3 segments, being Canada, Spain and Mexico. Geographic segmentation is as follows:

March 31, 2016	Canada	Spain	Mexico	Total
Total assets
Cash and cash equivalents	7,034,781	-	16,121	7,050,902
Restricted cash	25,974,000	-	422,057	26,396,057
Accounts receivable	34,343	-	403,420	437,763
Prepaid expenses	50,033	-	-	50,033
Investment in associate	-	729,538	-	729,538
Equipment	3,634	-	-	3,634
Total Liabilities
Trade and other payables	(308,642)	-	(53)	(308,695)
Loan payable	(25,974,000)	-	-	(25,974,000)
	6,814,149	729,538	841,545	8,385,232

December 31, 2015	Canada	Spain	Mexico	Total
Total assets
Cash and cash equivalents	9,330,223	-	-	9,330,223
Restricted cash	28,130,053	-	-	28,130,053
Accounts receivable	407,288	-	-	407,288
Prepaid expenses	40,112	-	-	40,112
Investment in associate	-	764,012	-	764,012
Equipment	4,097	-	-	4,097
Total Liabilities
Trade and other payables	(883,330)	-	-	(883,330)
Loan payable	(27,613,580)	-	-	(27,613,580)
	9,414,863	764,012	-	10,178,875

	Canada	Spain	Mexico	Total
Three months ended March 31, 2016
Operating expenses	889,589	-	327,409	1,216,996
Equity loss on investment in associate	34,474	-	-	34,474
Finance income	(16,679)	-	-	(16,679)
Foreign exchange gain (loss)	2,479	-	(3,141)	(661)
Finance expense	614,081	-	-	614,081
Net loss for the period	1,523,943	-	324,268	1,848,211
Capital asset expenditures	-	-	-	-

	Canada	Spain	Mexico	Total
Three months ended March 31, 2015
Operating expenses	924,718	-	-	924,718
Equity loss on investment in associate	29,305	-	-	29,305
Finance income	(13,197)	-	-	(13,197)
Foreign exchange gain	10,052	-	-	10,052
Net loss for the period	950,878	-	-	950,878
Capital asset expenditures	-	-	-	-

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2016 and 2015

(Expressed in Canadian dollars)

(Unaudited)

12.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes the components of equity which, at March 31, 2016, totaled $8,385,232 (December 31, 2015: $10,178,875).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. Refer to Note 1 for additional details of the Company’s ability to continue as a going concern.